30452 Esperanza - Rancho Santa Margarita, CA 92688 - Phone:  (949) 635-2170 - Fax:  (949) 635-2188

Email:  gmorrow@liquidmetal.com

Gerald E. Morrow

Chief Financial Officer

October 29, 2008

John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

405 Fifth Street, N.W.

Washington, D.C. 20549

Reference:	Liquidmetal Technologies, Inc.
Form 10K for Fiscal Year Ended December 31, 2007
File No. 0-31332

Dear Mr. Cash,

This letter is being written in response to your letter dated October 20, 2008, regarding the Form 10-K filed by the Company on April 3, 2008.  Please be advised that we are in receipt of your letter and set forth below are the Company’s responses to the comments set forth in such letter.  For your convenience, the full text of each of your comments is set forth below, with the Company’s original response and the Company’s response to each new comment directly follows the applicable text.

FORM 10-K FOR FISCAL YEAR ENDED December 31, 2007

2.              Please tell us your basis for the classification of the January 2010 Notes Payable between short and long-term debt in light of the default of the” Debt Satisfaction Covenant”  See SFAS 78.

ORIGINAL RESPONSE:                  The Company’s treatment of the short and long-term debt contained within the Form 10-K for fiscal year ending December 31, 2007 reflected the SFAS treatment as stated in the summary paragraph b.

“This Statement amends ARB No. 43, Chapter 3A, “Current Assets and Current Liabilities,” to specify the balance sheet classification of obligations that, by their terms, are or will be due on demand within one year (or operating cycle, if longer) from the balance sheet date. It also specifies the classification of long-term obligations that are or will be callable by the creditor either because the debtor’s violation of a provision of the debt agreement at the balance sheet date makes the obligation callable or because the violation, if not cured within a specified grace period, will make the obligation callable. Such callable obligations are to be classified as current liabilities unless one of the following conditions is met:

a.              The creditor has waived or subsequently lost the right to demand repayment for more than one year (or operating cycle, if longer) from the balance sheet date.

b.              For long-term obligations containing a grace period within which the debtor may cure the violation, it is probable that the violation will be cured within that period, thus preventing the obligation from becoming callable.”

Of the total $3.0 million of bridge notes payable $1.9 million had been paid and the company was in the process of securing funds to satisfy the remainder of the obligation.  All note holders were aware of the company’s status.  None of the note holders had notified us or gave any indication of filing for default which left the company the grace period to remedy any notification of default.  The Company’s position referring to paragraph b. was that even though we were in default we still had the grace period and the Company had reasonable expectation that it could meet the requirement to cure the default and prevent the note from becoming callable.

This was fully disclosed in our Form 10-K under:  Item 1. Business “We have not fully repaid our 8% unsecured subordinated notes due August 17, 2007 as required by our January 2007 finance agreement.”  “Page 20”

With the consideration of above criteria we classified the January 2010 notes as long-term liabilities with the exception of the normal contractual amortization due on the notes within the next 12 months from December 31, 2007 which was treated as the short term liability portion of the long-term debt.  Our current independent auditors, Choi, Kim& Park LLP, reviewed the documentation and concurred with our position.

New Comments:

1.               We note your response to prior comment number 2.  Please tell us the length of the grace period with which you may cure the default on the Bridge Notes.

NEW RESPONSE:                        The grace period to remedy the “Event of Default” is 5 days from notification of default.

2.               For each of the periods ended December 31, 2007, March 31, 2008 and June 30, 2008, please tell us how you determined that it was “probable” that the violation of the “Debt Satisfaction Covenant” would be cured with a one year period supporting your long-term balance sheet classification of the January 2010 Notes Payable under SFAS 78.  Please note that “probable” should be evaluated in the context of SFAS 5 “Accounting for Contingencies”

NEW RESPONSE:                        During the periods ending December 31, 2007, March 31, 2008 and June 30, 2008 the Company had been in communication with the “January 2010 Note Holders” which were aware of the amounts still due on the bridge notes.  The condition of not having all of the bridge notes paid off had been accepted by the note holders for some time at the dates of these filings.  The note holders were aware of our efforts to repay the notes and expressed no intention to call their notes.  The Company during this period felt that if such a default occurred that they could within the default period or shortly after cure the default by securing funds for other sources.  In hind sight the note holders did not file a default on these notes until October 2008 and it was due to the Company’s inability to satisfy the amortization requirements of the notes as of September 30, 2008.  With the above considerations during these quarter end periods we considered the “January 2010 Notes” to be long term liabilities.

3.               Given your recent “Events of Default” on the January 2010 Notes as disclosed in the Form 8-K filed on October 7, 2008, please tell us how you plan to present these notes on your September 30, 2008 balance Sheet.

NEW RESPONSE:                        The “January 2010 Notes” are currently in default for the Company’s inability to meet the current amortization of the notes.  This is a current event and several of the note holders have filed default notices in response.  Even though the Company believes it will find a cure for the default, the Company will treat the entire amount of the notes as short term liabilities in compliance with SFAS 78

In addition to the aforementioned, the company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filling:

•                  Staff comments or changes to disclosure is response to staff comments do not foreclose the Commission from taking any action with respect to the filling: and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (949) 635-2170 if you have any questions or comments regarding the foregoing responses to your letter.

Regards,